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FILED BY NORANDA INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED COMMISSION FILE NO: 333-123547 NORANDA INC. COMMISSION FILE NO. 333-123546

The following is the script applicable to the slide presentation used at the Annual General Meeting of Falconbridge Limited on April 21, 2005.

Falconbridge cautions that statements made to describe the Company's intentions, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the Company's most recent Annual Information Form filed with Canadian securities regulatory authorities (and available at www.sedar.com) for a description of the major risk factors.

All dollar amounts expressed in U.S. dollars
All production volumes and reserves and resources in metric tonnes

Falconbridge 2004 AGM
April 21, 2005

Aaron Regent, President & Chief Executive Officer

[Slides 1-10 Chairman's formal remarks]

Slide 11

Thank you David and welcome everyone.

Slide 12

Before I begin, please note that we will be making forward-looking statements during this presentation and I would caution you that by their nature they involve risk and uncertainty.

Slide 13

I would refer you to our other disclosure documents, including this specific investor information pertaining to the proposed merger.

[This communication is being made in respect of (a) the offer (the "Falconbridge Offer") by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the "Preference Share Exchange Offer") by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the "SEC") registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.]

Slide 14

The past year was one that was extremely exciting for Falconbridge in many ways and can be characterized as a year of intense activity for your company, with that high level of activity continuing into 2005.

In my presentation, I will briefly review our operational and financial performance last year and our first quarter results.

I also wanted to discuss the proposed merger with Noranda that was announced at the beginning of March and its impact on Falconbridge shareholders. I will follow with an overview of market conditions, and a review of our operations and growth opportunities for the new company.

Today's presentation is different than what you might be used to seeing at our annual meetings, but we wanted to show you what we have been presenting to the financial community in approximately 150 meetings during the last three to four weeks in Canada, the U.S. and Europe.

Slide 15

But first, a look at 2004.

Slide 16

Our strategy of focusing on nickel and copper continued to pay dividends last year.

Prices rose substantially in response to very tight market conditions characterized by solid demand, reduced inventories, and little new supply additions on the horizon.

The average nickel price increased by 44% to $6.28 per pound while copper increased 60% to $1.30 per pound.

Slide 17

Against this backdrop, we had a year of good production and are poised to establish new production records in 2005.

Total nickel production was 101 thousand tonnes, down 3% compared to last year as a result of the three-week labour strike at our Sudbury operations. While we were disappointed with this situation it was necessary to continue to focus on containing costs to maximize the long-term viability of our operations in Sudbury.

During the year we also completed construction of the Montcalm nickel mine, near our Timmins, Ontario operations. Montcalm will produce 9,000 tonnes of nickel in 2005. It was completed at a cost of $77 million, under budget and two months ahead of schedule.

We are positioned to establish a new production record of 113,000 tonnes this year, which will be particularly rewarding with the expected continuation of high nickel prices.

Slide 18

In copper, we set a new production record last year of 341 thousand tonnes.

This was achieved with the completion of the mill expansion and transition in mining operations at Collahuasi. This project came in under budget and was completed ahead of schedule.

At Kidd Creek, the Mine D project continued to advance which will extend the mine life for an additional 11 years and will lead to improved operational performance due to the higher quality ore compared to our current operations.

Slide 19

High metal prices have clearly helped our performance but we have not taken our eyes off our goal of continuous improvement in our operations. High prices are irrelevant if we are unsuccessful at getting the metal out of the ground.

Our Six Sigma program continues to make a major difference in how we function. We now have over 1,000 employees who have received Six Sigma training and have 91 Black and Brown belts throughout the company.

This program is delivering results in many ways. The most tangible is the $29 million in improved margins last year.

Slide 20

For a mining company, replenishing your resource base is the key to long-term success. Our strategy combines a focus on exploration, joint ventures and acquisitions to secure new resources.

Our exploration results were extremely satisfying last year.

Our team at Raglan continued to discover additional resources with new discoveries and mine extensions of over 2 million tonnes, compared to a mining rate of 900,000 tonnes per year.

In Sudbury, we started underground exploration work at Nickel Rim South, discovered in 2001. Nickel Rim South represents the highest-grade mine in the history of our Sudbury operations.

For this achievement, our Sudbury exploration team received the "2005 Bill Dennis Prospector of the Year" Award by the Prospectors and Developers Association of Canada. I would like to take a minute to acknowledge those from the team who have joined us today, Mike Welch and Kristan Straub. Thank you and congratulations on your achievement!

We also established eight new joint ventures with junior mining companies to leverage our investments and expertise and extend our reach within the mining community.

Slide 21

In a word, our financial results last year were "excellent"!

Slide 22

Earnings reached a record of $672 million. And I should remind you that these are U.S. dollars.

Our return on shareholders' equity was 31%.

Slide 23

Cash flow from operations was over $1 billion.

Slide 24

And our net debt to capitalization declined dramatically to 24% at the end of 2004.

Slide 25

The positive results last year have continued into the first quarter.

Net income increased to $221 million, cash flow from operations was $313 million and our net debt to capitalization declined further to 19%.

Slide 26 — Proposed Merger

I'd now like to turn to a discussion of the proposed combination of Noranda and Falconbridge.

This proposal was motivated by the recognition that the share prices and valuation reflected in the stock market of both Falconbridge and Noranda were at a discount to comparable companies.

Slide 27 — Structural Issues

In our discussions with large shareholders and potential investors a number of reasons were provided but in particular the following:

Brascan's significant ownership of Noranda and, in turn, Noranda's majority ownership of Falconbridge present a more complicated structure than most companies. This structure also limits the size of the float of the outstanding and freely tradable shares and this has limited the participation of large institutions that require substantial shareholder liquidity.

Also, the uncertainty with the sale process of Noranda and the potential purchase by China Minmetals have raised a number of other questions.

Noranda's proposal addresses these issues and would also result in a stronger company.

Slide 28 — Proposal

The proposal is essentially one transaction with two steps. In transaction #1, Noranda has offered to repurchase 63.4 million common shares in exchange for 1.25 billion dollars US of new Noranda junior preferred shares.

Transaction #2 will be the merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda shares for each Falconbridge common share.

Brascan intends to tender its Noranda common shares to the Noranda offer, which will reduce its common share position to between 16% to 26% of the merged company. If no one else tenders to the offer, its ownership position will be 16%. If all shareholders tender, then its ownership position will be reduced to 26%.

Upon completion of the transaction, the combined company will have a market capitalization of over $7 billion, with a substantially increased common share float.

Slide 29 — Impact on Falconbridge Shareholders

The offer represents a 15% premium to Falconbridge's average share price for the 20 days preceding the announcement.

It is structured as a share exchange which allows Falconbridge shareholders to continue to participate in the new merged company.

Specifically, Falconbridge minority shareholders today own 41% of Falconbridge. These shareholders will have a similar ownership position, with 36% of the new company.

The increased size and diversification of the new company will better position it to take on large projects by reducing the concentration risk of any one operation or project.

The proposal addresses the major issues identified by large institutional investors and creates a simplified and more straightforward organizational structure. As such, the new company should broaden its appeal to investors, which could lead to a narrowing of the trading gap relative to our peers.

Slide 30 — Industry Position

NorandaFalconbridge will become one of North America's largest base metals company and one with a global presence.

Slide 31 — Strategic Focus of New Company

The balance of this presentation will discuss the strategic focus, operations and growth opportunities of the new combined company.

NorandaFalconbridge will continue to build on its excellent position in nickel and copper. 2004 pro forma revenues for the combined company were almost $7 billion, of which 80% came from nickel and copper. Zinc and aluminum were also important contributors.

Slide 32

The long-term fundamentals for nickel and copper remain very positive. Over the last decade, demand for nickel has grown at over 4% per year, driven by the high growth rates of stainless steel production. We expect this trend to continue.

Similarly, copper has grown at close to 3% per year on average for the last three decades, and more recently has benefited from the substantial growth in demand from China.

Slide 33

Supply for nickel and copper has been unable to keep up with demand, which has led to large deficits for both metals and a dramatic reduction in available inventories, supporting significant price increases.

Slide 34

The challenge faced by the industry is to add new supply to keep up with demand. We feel that this will be particularly difficult for nickel and copper due to the high barriers to entry and the complexities associated with building and commissioning new resources. These complexities are often underestimated.

Future nickel production will largely come from the development of new laterite deposits — like a Koniambo. In order to make them economic, scale is required, which translates into extremely high capital costs. As a result, few companies have the financial and technical resources to successfully execute these projects.

In copper, ore grades have consistently declined over the past ten years. Lower grade orebodies will need to be developed to meet future demand, but again to make the economics work, scale is required to generate the necessary throughput to support the large fixed costs.

Development of any new project requires more time due to increased size and complexity, often compounded by their remote locations.

In addition, more stringent environmental and permitting requirements will add further delays.

Slide 35 — Zinc and Aluminum

The outlook for zinc and aluminum is also positive with the markets shifting to deficit positions in 2004. Inventories continue to be reduced, which has supported a rise in prices.

Longer term, the barriers to entry in zinc are lower than for copper and nickel due to the smaller size of new mines. As a result, the industry will likely remain fairly open to new entrants.

In aluminum, the industry is dominated by large companies such as Alcoa and Alcan. The outlook is positive but given the limits of our capital resources, our view is to focus on the substantial opportunities we have to grow in copper and nickel.

Slide 36

Overall, we feel that the fundamentals for base metals are quite positive.

Strong growth rates, particularly from China, will support demand.

New supply is needed but longer lead times to bring it on stream are expected.

These factors should lead to a very favourable price environment in the coming years.

Slide 37

I'd now like to review the operations and growth profile of the new company.

Slide 38

Nickel operations consist of two segments: the INO, which is comprised of mines and a smelter in Canada and a refinery in Norway, generates over 75% of our nickel production.

The second segment includes Falcondo, a laterite operation in the Dominican Republic that produces ferronickel.

We also have two large greenfield growth opportunities: the Koniambo laterite project in New Caledonia and the Kabanga sulphide deposit in Tanzania.

Slide 39

The continued addition of new resources in Sudbury and at Raglan will support production from those areas for at least the next 20 years.

The quality of our current mining operations, particularly in Sudbury, will improve substantially with the development of Nickel Rim South.

The high nickel grades of this deposit, which are substantially higher than at our neighbouring mines, will significantly increase the profitability of our Sudbury operations.

At today's metal prices, each tonne of Nickel Rim ore is valued at $495, compared to a value of $276 per tonne at our existing Sudbury mines.

Production from this new mine will begin in 2009.

Slide 40

Major nickel growth will be driven by two greenfield projects.

The Koniambo project, a joint venture established in 1998, is one of the best laterite nickel deposits in the world. It has saprolite resources made up of 142 million tonnes of measured and indicated resources and 156 million tonnes of inferred resources, as well as a limonite resource totaling 100 million tonnes.

Slide 41

With its size and high grade, Koniambo compares very favourably with current and potential new laterite operations in the world.

Slide 42

The challenge with developing laterite deposits is the substantial amount of capital required. Late last year we completed the Feasibility Study for Koniambo, which now estimates a capital cost of $2.2 billion.

The increase in the estimate reflects the rise in raw material costs and the impact of exchange rate movements, particularly the Euro and Australian dollar, against the U.S. dollar.

The rise in the capital and operating costs have reduced the rate of return of the project, but we feel that it is still sufficient to justify the investment, particularly given that the size of this resource will support production for decades to come and will inevitably lead to further expansion.

Our efforts are now focused on arranging financing for the project and development of the implementation plan.

Slide 43 — Kabanga

On Tuesday, we announced that we had finalized a joint-venture agreement with Barrick Gold for the Kabanga deposit in Tanzania.

Kabanga is a large sulphide deposit with an inferred resource of 26 million tonnes grading 2.6% nickel. This resource base would be sufficient to support annual production of over 30,000 tonnes per year, which would then be processed at our smelter in Sudbury.

While still early days, the size of the resource has the potential to grow, and our efforts over the coming years will be focused on a $50-million drilling program to determine the ultimate size and quality of the deposit.

Slide 44 — Growth

This slide summarizes our current position and the potential growth in our nickel production.

With this year's record production of 113 thousand tonnes, we will continue to be a major beneficiary of the expected continuation of high nickel prices.

With Koniambo and Kabanga, we have the potential to increase our nickel production by 45% over the next 5 to 10 years. Included in each of these assets is imbedded growth, which could be realized through future expansions.

Slide 45 — Copper operations

The combined copper operations of Noranda and Falconbridge continue to have a focus on North and South America. This slide reflects both current operations and new greenfield projects which are being analyzed.

Slide 46

Total copper production of the combined company will be just below 500 thousand tonnes in 2005. In addition, total smelter and refined production will exceed 500 thousand tonnes.

At Falconbridge, we have substantial exposure to increasing treatment and refining charges for our concentrates since we produce more concentrates than our smelting capacity. This is reflected in the rise in our cash costs at Collahuasi in the first quarter, where the rise in treatment charges increased our cash costs by 17%.

Noranda, on the other hand, has more smelting capacity than mined concentrates and will be a major beneficiary of the rise in treatment charges.

As a combined company we will be completely integrated, which will insulate us from fluctuations in treatment charges in the future, allowing us to better protect our margins.

Slide 47

The combined portfolio of copper operations also has the potential to support future growth.

Brownfield expansions at Collahuasi and Lomas Bayas will add a further 100 thousand tonnes of annual production.

Slide 48

Two of Noranda's greenfield projects hold great promise.

El Pachón, in Argentina, is a large copper resource of over 700 million tonnes of copper-bearing material which could support a mine with production of 245 thousand tonnes per year of copper. It has a number of positive attributes including a low stripping ratio and ample water supply, which will enhance the economics of the project.

Slide 49

El Morro, in Chile, is a large copper/gold resource with close to 500 million tonnes of copper/gold bearing material. This resource could support an annual production level of 145 thousand tonnes of copper and 320 thousand ounces of gold. An extensive drilling program is currently underway to better define the resource and facilitate the development of the feasibility studies.

Slide 50

Like in nickel, the new company will have an excellent position in the copper business. With close 500 thousand tonnes of current production, the company will be a major beneficiary of the expected continuation in high copper prices.

With a combination of brownfield expansions at existing operations and the development of El Pachón and El Morro, copper production could increase to 1 million tonnes over the next 5 to 10 years.

Slide 51

This production level would position the company as one of the largest copper producers in the world and comparable in size to today's Phelps Dodge.

Slide 52

Zinc operations are largely North American focused and are also an important by-product of mining operations at Kidd Creek and Antamina in Peru.

Slide 53

In 2005, the company will produce over 1 billion pounds of zinc, which provides a large exposure to the expected increase in zinc prices resulting from improving fundamentals.

Slide 54

Although mining operations at Brunswick will end in 2010, three new projects are available to be developed which will replace a large portion of Brunswick's production.

While zinc will not be a strategic focus for the new company, it will be capable of generating significant cash flows, which will help finance the potential growth in copper and nickel.

Slide 55

Noranda's aluminum operations include a bauxite mine in Jamaica and an Alumina refinery, a primary aluminum smelter and foil operations with four plants in the United States.

Slide 56

Primary aluminum production is over 250 thousand tonnes per year and provides significant exposure to an improving aluminum market. With a secure long-term power contract and long-term alumina supply, as well as a new five-year collective agreement, the operation will continue to generate significant earnings and free cash flow.

Slide 57

In the foil operations, production was 350 million pounds in 2004. With a focus on light-gauge foil production, in North America, these operations have a 38% market share in the heating, ventilation and air conditioning market, 20% market share in container foil and 80% in the transformer windings market. The production facilities have benefited from significant capital investments over the past five years positioning them amongst the lowest-cost producers within the industry.

Earnings and cash flow from these operations are expected to grow significantly by increasing sales volumes to over 500 million pounds and an anticipated increase in fabrication spreads. As such they will continue to be meaningful contributors to the company.

Slide 58

The combined NorandaFalconbridge will have an impressive profile of growth opportunities that will support the production levels of the company for years to come.

Slide 59 — Pro Forma Earnings

The new company is expected to have the financial capacity to fund this growth. On a pro forma basis, the company's 2004 EBITDA would have been over $1.8 billion and pro forma earnings for 2004 would have been $706 million.

Slide 60 — Pro Forma Balance Sheet

The combined company's net debt to capitalization, including the preferred shares as debt would be 46%. At today's metal prices, after funding maintenance capital expenditures and current investments in new projects, free cash flow would be close to $1 billion. This would provide funds both to quickly de-lever the company and meet capital requirements for new projects.

Slide 61

In summary, the company is well positioned to benefit from excellent industry fundamentals.

Slide 62

Strong demand underpinned by the industrialization of China will support overall demand for base metals.

With the increasing challenges of adding new supply, prices for base metals are expected to remain robust in the coming years.

NorandaFalconbridge is well positioned as one of the world's largest producers of base metals. With a competitive production base, the company is capable of generating substantial cash flows that will be available to both de-lever the company through debt repayment and to provide the capital for the next generation of growth.

The combination of Noranda and Falconbridge will create one of North America's largest base metal company with a market capitalization of over $7 billion. The simplified structure and attractive growth potential should increase the company's appeal and broaden the shareholder base. This could result in the company trading in line with its peers, leading to better share price performance.

Slide 63

With a positive outlook for the combined company, an offer at a 15% premium to the Falconbridge share price, combined with an opportunity for Falconbridge shareholders to continue to participate in the new company at a substantial level, the Board of Falconbridge has unanimously recommended that Falconbridge shareholders tender their shares to the Noranda merger offer.

Over the past four weeks, I have met with many major financial institutions and have been particularly encouraged by their support.

Slide 64

I would now like to conclude the formal part of my presentation. Before I do, I would like to take this opportunity to thank all of our employees who have performed exceptionally well this past year. I would also like to thank the Board of Directors who has diligently represented the shareholders of the company during a year of transition.

With that I would now be pleased to open the floor to questions.

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Falconbridge 2004 AGM April 21, 2005 Aaron Regent, President & Chief Executive Officer